Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX AND GCC ANNOUNCE OFFERING TO SELL UP

TO 23% STAKE IN GRUPO CEMENTOS DE CHIHUAHUA

•	CEMEX to remain indirect minority shareholder of Grupo Cementos de Chihuahua

MONTERREY, MEXICO, JANUARY 25, 2017 – Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) and Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) (BMV: GCC*) announced today that they will commence offerings that are expected to include an aggregate of up to 76,483,332 shares of common stock (the “Shares”) of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) currently owned by CEMEX at a price range of between Mexican pesos 95.00 to 115.00 per share, which includes 9,976,087 shares available to the underwriters of the offerings pursuant to a 30-day option to purchase such shares expected to be granted to them by CEMEX. Such offerings are expected to be comprised of Shares to be offered (a) in a public offering to investors in Mexico authorized by the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or the “CNBV”) conducted through the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or the “BMV”) and (b) in a concurrent private placement to eligible investors outside of Mexico. The size and timing of the offerings will depend on market and other conditions.

CEMEX currently directly owns 23% of the outstanding share capital of GCC and, additionally, a minority interest in CAMCEM, an entity which owns a majority interest in GCC as a result of GCC’s previously announced restructuring. CEMEX intends to sell the Shares in the context of CEMEX’s previously announced asset divestiture plans.

The Shares are listed on the BMV under the ticker symbol “GCC*”. The Shares have not been and will not be listed in any national securities exchange or quoted in any automated interdealer quotation system in the United States or elsewhere outside of Mexico. The Shares are registered with the Registro Nacional de Valores (Mexican National Securities Registry, or “RNV”) maintained by the CNBV. Registration of the Shares with the RNV does not imply any certification as to the investment quality of the Shares, GCC’s solvency or the accuracy or completeness of the information contained in any offering document, and such registration does not ratify or validate acts or omissions, if any, undertaken in contravention of applicable law.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX or GCC in any transaction.

The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Shares will be offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Neither CEMEX nor GCC assume any obligation to update or correct the information contained in this press release.